Filed Pursuant to Rule 433
Registration Statement No. 333-282565

Autocallable Bear Strategic Accelerated Redemption Securities®

Autocallable Bear Strategic Accelerated Redemption Securities® Linked to the Nasdaq-100 Index®
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called earlier
Market Measure	The Nasdaq-100 Index® (Bloomberg symbol: “NDX”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is less than or equal to the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately three, six, nine and twelve months from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts

[$10.7375 to $10.7625] if called on the first Observation Date, [$11.4750 to $11.5250] if called on the second Observation Date, [$12.2125 to $12.2875] if called on the third Observation Date and [$12.9500 to $13.0500] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity

If the notes are not called, the principal amount is subject to a percentage loss equal to the percentage of the increase in the level of the Market Measure from the Starting Value, with up to 100.00% of your principal amount at risk.

Threshold Value	100.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be less than or equal to the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take full inverse risk of any increases in the Market Measure and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988225069324/bns_fwp-39877.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If your notes are not called, your investment may result in a loss; there is no guaranteed return of principal. If the Ending Value is greater than the Starting Value, you will lose all or a portion of your principal amount.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment that takes a short position directly in the Market Measure or the stocks included in the Market Measure.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●The notes are subject to risks associated with investments in securities linked to the value of non-U.S. equity securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.